

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2013

<u>Via E-Mail</u>
Mr. Michael J. Holmes
Chief Financial Officer
Odyssey Marine Exploration Inc.
5215 West Laurel Street
Tampa, FL 33607

      Re: **Odyssey Marine Exploration, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2012
               Filed March 12, 2013
               File No. 001-31895

Dear Mr. Holmes:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Linda Cvrkel

                            Linda Cvrkel
                            Branch Chief